UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41310

ZENTEK LTD.
(Registrant)

1123 York Road
Guelph, Ontario N1E 6Z1 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 included with this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended June 30, 2026 and 2025

99.2	Management's Discussion and Analysis for the three-month period ended June 30, 2026

99.3	Certification of Interim Filings CEO dated August 14, 2026

99.4	Certification of Interim Filings CFO dated August 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: August 14, 2026	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer